SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2013

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Standard Form TR-1
Voting rights attached to shares- Article 12(1) of directive 2004/109/EC
Financial instruments - Article 11(3) of the Commission Directive 2007/14/ECi

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedii:
Ryanair Holdings plc

2. Reason for the notification (please tick the appropriate box or boxes)
X	an acquisition or disposal of voting rights
an acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached an event changing the breakdown of voting rights

3. Full name of person(s) subject to the notification obligationiii:
Europacific Growth Fund ("EUPAC")

4. Full name of shareholder(s) (if different from the person mentioned in point 3.)iv:

5. Date of the transaction and date on which the threshold is crossed or reachedv:
27 September 2013

6. Date on which issuer is notified:	30 September 2013

7. Threshold(s) that is/are crossed or reached:	Above 5%

8.         Notified details:

A) Voting rights attached to shares
Class/type of shares (if possible using the ISIN CODE)	Situation previous to the Triggering transactionvi		Resulting situation after the triggering transactionvii
	Number of Sharesviii	Number of Voting rightsix	Number of sharesx	Number of voting rights xi		% of voting rights
			Direct	Direct xii	Indirect xiii	Direct	Indirect
ADRs (US7835131043)	14,197,898	70,989,490	14,417,620	0		0%

SUBTOTAL A (based on aggregate voting rights)	14,197,898	70,989,490	14,417,620	0		0%

B) Financial Instruments
Resulting situation after the triggering transaction xiv
Type of financial instrument	Expiration Date xv	Exercise/Conversion Period/ Date xvi	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
N/A

SUBTOTAL B (in relation to all expiration dates)

Total (A+B) [where applicable in accordance with national law]	number of voting rights	% of voting rights
14,417,620	0	0%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicablexvii:
n/a

10. In case of proxy voting: [name of the proxy holder] will cease to hold [number] voting rights as of [date].
n/a

11. Additional information:
EUPAC has granted proxy voting authority to Capital Research and Management Company, its investment adviser.
Please note that the notification submitted on behalf of The Capital Group Companies, Inc. dated 24 September 2013 included EUPAC's holdings.

Done at Los Angeles, California on 30 September 2013.

Annex to the standard form TR-1xviii

a)	Identity of the person or legal entity subject to the notification obligation:

Full name (including legal form for legal entities)	Europacific Growth Fund
Contact address (registered office for legal entities)	333 South Hope Street, 55th Floor Los Angeles, California 90071 U.S.A.
Phone number	(213) 615-0469
Other useful information (at least a contact person for legal persons)	Vivien Tan Email: GRGroup@capgroup.com

b)	Identity of the notifierxix:

Full name
Contact address	333 South Hope Street, 55th Floor Los Angeles, California 90071 U.S.A.
Phone number	(213) 615-0469
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)	Fax: (213) 615-4056

c)         Additional information

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 01 October, 2013

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary